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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(b)

                               (Amendment No. 2)*

                              E.DIGITAL CORPORATION
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    26841Y103
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                                 (CUSIP Number)

                                DECEMBER 31, 2009
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]    Rule 13d-1(b)
     [X]    Rule 13d-1(c)
     [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 26841Y103                     13G                    PAGE 1 OF 6 PAGES


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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   JERRY E. POLIS
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES
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                           5  SOLE VOTING POWER
NUMBER OF                     6,925,210 (1)
SHARES
BENEFICIALLY               6  SHARED VOTING POWER
OWNED BY EACH                 13,736,201 (2)
REPORTING
PERSON                     7  SOLE DISPOSITIVE POWER
WITH                          6,925,210 (1)

                           8  SHARED DISPOSITIVE POWER
                              13,736,201 (2)
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   20,661,411 SHARES OF COMMON STOCK
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10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)
                                                                             [ ]

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   7.2% (3)
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12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   IN

===============================================================================

(1) Includes (i) 6,857,610 shares of common stock held by Davric Corporation ("Davric") of which Mr. Polis is President and Director and
         (ii) 67,600 shares of common stock held by a personal IRA.

(2) Includes (i) 11,894,003 shares of common stock held by the Jerry E. Polis Family Trust ("Family Trust") of which Mr. Polis is Trustee, (ii) 1,042,696 shares of common stock held by the Polis Family LLC of which Mr. Polis is a managing member, (iii) 333,000 shares of common stock held by The Polis Charitable Foundation of which Mr. Polis is President, (iv) 220,000 shares of common stock held by the Polis Museum of Fine Art of which Mr. Polis is trustee, (v) 107,922 shares of common stock held by ASI Capital Corporation of which Mr. Polis is President and (vi) 138,580 shares of common stock held by ASI Technology Corporation of which Mr. Polis is President. Mr. Polis disclaims beneficial ownership of the shares held by the Polis Charitable Foundation and the Polis Museum of Fine Art and to the shares held by the Polis Family LLC, ASI Capital Corporation and ASI Technology Corporation except to the extent of his respective pecuniary interest.

(3) Percentage computed based on shares reported on e.Digital's latest report on Form 10-Q.


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CUSIP NO. 26841Y103                     13G                   PAGE 2 OF 6 PAGES

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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   CHARLOTTE O. POLIS
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES
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                           5  SOLE VOTING POWER
NUMBER OF                     113,000 (4)
SHARES
BENEFICIALLY               6  SHARED VOTING POWER
OWNED BY EACH                 12,114,003 (5)
REPORTING
PERSON                     7  SOLE DISPOSITIVE POWER
WITH                          113,000 (4)

                           8  SHARED DISPOSITIVE POWER
                              12,114,003 (5)
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   12,227,003 SHARES OF COMMON STOCK
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10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)
                                                                             [X]
    See Note 5
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   4.3%
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12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   IN

===============================================================================

(4)      Shares of common stock held by a personal IRA.

(5) Includes (i) 11,894,003 shares of common stock held by the Jerry E. Polis Family Trust ("Family Trust") of which Ms. Polis is Trustee and
         (ii) 220,000 shares of common stock held by the Polis Museum of Fine Art of which Ms. Polis is trustee. Ms. Polis disclaims beneficial ownership of the shares held by the Polis Museum of Fine Art. Ms. Polis does not have or share investment or voting power of the shares held by Davric and disclaims ownership except to the extent of her respective indirect pecuniary interest.




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CUSIP NO. 26841Y103                     13G                   PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   JERRY E. POLIS FAMILY TRUST
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES
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                           5  SOLE VOTING POWER
NUMBER OF                     0
SHARES
BENEFICIALLY               6  SHARED VOTING POWER
OWNED BY EACH                 11,894,003 (6)
REPORTING
PERSON                     7  SOLE DISPOSITIVE POWER
WITH                          0

                           8  SHARED DISPOSITIVE POWER
                              11,894,003 (6)
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11,894,003 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)
                                                                             [ ]

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   4.1%
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12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   00

===============================================================================


(6) Consists of 11,894,003 shares of common stock held by the Jerry E. Polis Family Trust ("Family Trust"). Jerry E. Polis and Charlotte O. Polis are trustees of the Family Trust.


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CUSIP NO. 26841Y103                     13G                   PAGE 4 OF 6 PAGES


ITEM 1(a).        NAME OF ISSUER:

                  e.Digital Corporation

ITEM 1(b.)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  16770 West Bernardo Drive
                  San Diego, California 92127

ITEM 2(a).        NAME OF PERSONS FILING:

                  (i)JERRY E. POLIS,
                  (ii) CHARLOTTE O. POLIS and
                  (iii) JERRY E. POLIS FAMILY TRUST

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  980 America Pacific Drive, #111
                  Henderson, Nevada 89014

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  26841Y103

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ]    Broker or dealer registered under Section 15 of the Exchange
                  Act;

       (b) [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

       (e) [ ]    An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);



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CUSIP NO. 26841Y103                     13G                   PAGE 5 OF 6 PAGES



       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP

See Items 5 through 9 and 11 on the cover page for each respective filer.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See statement below (in lieu of separate exhibit).

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.



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CUSIP NO. 26841Y103                     13G                   PAGE 6 OF 6 PAGES

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2010

                                              /s/ JERRY E. POLIS
                                                  Jerry E. Polis

                                              /s/ CHARLOTTE O. POLIS
                                                  Charlotte O. Polis

                                              JERRY E. POLIS FAMILY TRUST

                                              By: /s/ JERRY E. POLIS
                                                  Jerry E. Polis, Trustee

                                              By: /s/ CHARLOTTE O. POLIS
                                                  Charlotte O. Polis, Trustee

The undersigned parties hereby agree that the Schedule 13G filed herewith (and any amendments thereto) relating to the Common Stock of e.Digital Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended. The undersigned acknowledge their respective responsibilities as set forth in Rule 13d-1(k)(1) promulgated under the Exchange Act.

January 11, 2010

/s/ JERRY E. POLIS
    Jerry E. Polis

January 11, 2010

/s/ CHARLOTTE O. POLIS
    Charlotte O. Polis

January 11, 2010

JERRY E. POLIS FAMILY TRUST

By: /s/ JERRY E. POLIS
        Jerry E. Polis, Trustee

By: /s/ CHARLOTTE O. POLIS
        Charlotte O. Polis, Trustee


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations(See 18.U.S.C.)